[LETTERHEAD]

October 18, 2010

H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Univest Tech, Inc. (the Company)
Amendment No. 4 to Registration Statement on Form S-1
Filed September 23, 2010
File Number: 333-159315

Dear Mr. Owings;

This is in response to your October 14, 2010 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Summary. page 2

         1.    Please include the information regarding the status of your operations as stated in the second paragraph following the bullet points on the cover page of your prospectus.

The Company has included the additional informaton.

Management’s Discussion and Analysis. Page 13

Results of Operations, page 14

       2.  We note your response to comment six our letter dated June 22, 2010 which states that you have made the appropriate revisions; however, we arc unable to locate the revised disclosure. Please expand your disclosure to provide a discussion of your results of operations for the year ended October 31, 2009 compared to the period ended October 31, 2008 (from inception to October 31, 2008). Refer to Item 303 of Regulation S-K.

The Company has made the appropriate revisions.

H. Christopher Owings
October 18, 2010

         Description of Business, page 18

         The Product, page 19

       3.        We note your response to comment seven in our letter dated June 22,2010. There are stillreferences to “wireless” and “wireless marketing application.” Additionally, you haveadded a reference to wireless devices in note 1 of the financial statements on page 39. Please explain how these technologies fit within your business plan, or delete them.Please also explain how bluetooth and WiFi fit within your business plan, since they tooare wireless technologies, or delete them.

         The Company has deleted all references to wireless, including Bluetooth and WiFi.

         Financial Statements. page 31

         Note I — Organization and Summary of Significant Accounting Policies, page 38

         Revenue Recognition, page 39

       4. We note your disclosure that you will recognize revenue from web site based sales of music media, merchandise and wireless devices after the ordered product has been shipped. Please tell us why you believe the earnings process is complete and revenue recognition is appropriate upon shipment of the product rather than upon delivery. Your response should specifically address the point at which title to the product and/or service and all risks of ownership, including risk of loss, pass to the customer. Please refer to Topic 13 of the Compilation of Staff Accounting Bulletins,

See change to revenue recognition in footnote 1.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner